FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

6 September 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

1. Traffic and Capacity Statistics - August 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 6 September 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Traffic and Capacity Statistics - August 2005

TRAFFIC AND CAPACITY STATISTICS - August 2005

Summary of the headline figures

In August 2005, passenger capacity, measured in Available Seat Kilometres, was 1.1 per cent below August 2004. Traffic, measured in Revenue Passenger Kilometres, was lower by 0.7 per cent. This resulted in a passenger load factor up 0.2 points versus last year, to 77.9 per cent. The reduction in traffic comprised a 4.7 per cent decrease in premium traffic and a 0.2 per cent decrease in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, fell by 10.2 per cent. Overall load factor fell by 2 points at 69.5 per cent. In August 2004 operational disruption reduced ASKs by some 1 percent. Industrial action in August 2005 reduced ASKs by some 4 percent.

Market conditions

The uncertain economic outlook and volatility in both fuel prices and the US Dollar exchange rate, together with the impact of industrial disruption, make accurate forecasting even more of a challenge than usual.

Market conditions, however, remain broadly unchanged.

We continue to expect total revenue for the year to March 2006 to grow in the range of 5.5 to 6.5 per cent. Capacity and volume are still expected to increase by about 3 per cent with total yield flat.

Costs

The company now has 81% fuel hedging cover in place at an average cost of $45 per barrel for the remainder of the financial year and 40% cover for financial year 2006/07 at an average cost of $50 per barrel.

Strategic Developments

British Airways departed no flights from 2pm and suspended all flights into and out of London Heathrow from 6pm on August 11 to 8pm on August 12 as a result of unofficial industrial action by some of its ground support services staff. The cargo operations were disrupted for one day longer as the airline focused on restoring is passenger operations. The unlawful action was taken in support of employees dismissed from the airline's Heathrow catering supplier, Gate Gourmet.

British Airways agreed the terms of a new deal that improves and extends its commercial arrangement with Gate Gourmet, which is currently in financial difficulty. The airline is prepared to sign the deal when Gate Gourmet and the Transport and General Workers Union reach a satisfactory agreement on their outstanding labour issues. The airline is not funding the redundancy package currently on offer to Gate Gourmet employees.

Although the dispute at Gate Gourmet is not fully resolved the airline is operating a full schedule and onboard catering has significantly improved with a choice of hot meals now being served on all longhaul departures.

British Airways announced the reorganisation of its customer service and operations department following the retirement of director Mike Street OBE at the end of September.

Geoff Want, currently director of safety and security, becomes director of all ground operations in the UK and overseas including the airline's move in 2008 to a single terminal operation in Heathrow's Terminal 5.

In a move that aligns product development and delivery, in-flight services will report to, commercial director Martin George. Robert Boyle, currently director of commercial planning, will become director planning of a new department that includes the airline's operations control and operations planning departments.

British Airways launched its biggest ever 'World Offers' winter seat sale with over three million discounted flights available to over 150 destinations for travel on selected dates between September 2005 and September 2006. For the first time many European destinations are being offered with more than 20 per cent off some flights.

August 5, 2005

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of August				Financial year
						April through to Aug.
BRITISH AIRWAYS			Change				Change
SCHEDULED SERVICES	2005	2004	(%)		2005	2004	(%)
Passengers carried (000)
UK/Europe	2063	2170	-4.9		10432	10712	-2.6
Americas	629	646	-2.6		3261	3250	+0.3
Asia Pacific	159	144	+10.0		765	677	+12.9
Africa and Middle East	249	267	-6.6		1209	1238	-2.3
Total	3101	3228	-3.9		15667	15877	-1.3

Revenue passenger km (m)
UK/Europe	1972	2028	-2.7		9791	9689	+1.0
Americas	4243	4318	-1.7		21885	21704	+0.8
Asia Pacific	1631	1476	+10.5		7864	6964	+12.9
Africa and Middle East	1656	1751	-5.4		8088	8196	-1.3
Total	9502	9573	-0.7		47628	46553	+2.3

Available seat km (m)
UK/Europe	2742	2706	+1.4		13777	13304	+3.6
Americas	5268	5420	-2.8		26838	26808	+0.1
Asia Pacific	2121	2004	+5.8		10439	9695	+7.7
Africa and Middle East	2062	2197	-6.1		10603	11069	-4.2
Total	12194	12327	-1.1		61657	60877	+1.3

Passenger load factor (%)
UK/Europe	71.9	74.9	-3.0	pts	71.1	72.8	-1.7	pts
Americas	80.5	79.7	+0.8	pts	81.5	81.0	+0.5	pts
Asia Pacific	76.9	73.6	+3.3	pts	75.3	71.8	+3.5	pts
Africa and Middle East	80.3	79.7	+0.6	pts	76.3	74.0	+2.3	pts
Total	77.9	77.7	+0.2	pts	77.2	76.5	+0.7	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	365	406	-10.2		1956	2029	-3.6
Total RTK	1319	1368	-3.6		6707	6672	+0.5
Available tonne km (m)	1897	1912	-0.8		9615	9502	+1.2

Overall load factor (%)	69.5	71.5	-2.0	pts	69.7	70.2	-0.5	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602